SECURITIES & EXCHANGE COMMISSION
                              Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 2)*

                            USTMAN Technologies, Inc.
                                (Name of Issuer)

                        Common Stock, without par value
                        (Title of Class of Securities)

                                  916911100
                                (CUSIP Number)

                               Barry S. Rosenstein
                             Sagaponack Partners, L.P.
                                536 Pacific Avenue
                              San Francisco, CA 94133
                                  (415) 989-7770
                  (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                  June 9, 2000
         (Date of event which requires filing of this statement)


                      (Continued on following pages)

                           (Page 1 of 31 Pages)

______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 916911100                  13D                   Page 2 of 31 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Sagaponack Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            AF
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                10,482,624
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                10,482,624
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                0
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               10,482,624
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [x]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                47.0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
<PAGE

CUSIP No. 916911100                  13D                   Page 3 of 31 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         RSP Capital, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               10,482,624
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               10,482,624
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [x]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                47.0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
<PAGE

CUSIP No. 916911100                  13D                   Page 4 of 31 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                    Sagaponack International Holdings, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                  0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                5,834,707
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                5,834,707
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [x]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 26.2%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
<PAGE

CUSIP No. 916911100                  13D                   Page 5 of 31 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                      Sagaponack International Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   AF
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                5,834,707
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 5,834,707
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [x]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 26.2%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
<PAGE

CUSIP No. 916911100                  13D                   Page 6 of 31 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Barry S. Rosenstein
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   OO
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              USA
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               10,482,624
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               10,482,624
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               10,482,624
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [x]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 47.0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
<PAGE

CUSIP No. 916911100                  13D                   Page 7 of 31 Pages

ITEM 1. SECURITY AND ISSUER.

The first sentence of Item 1 is hereby amended and restated as follows:

            The Schedule 13D filed on June 2, 1997, and amended by Amendment No. 1 filed on June 7, 2000, by (i) Sagaponack Partners, L.P., RSP Capital, L.L.C., Sagaponack International Holdings L.L.C., Sagaponack International Partners, L.P. and Barry S. Rosenstein relating to the shares of Common Stock, no par value (the "Shares"), of USTMAN Technologies, Inc. (the "Issuer"), is hereby further amended by this Amendment No. 2 to the Schedule 13D.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Item 3 is hereby amended by adding the following paragraph:

      On June 9, 2000, SPLP purchased, in a privately negotiated transaction, an aggregate of 718,749 Shares pursuant to stock purchase agreements entered into with three selling shareholders. The aggregate purchase price was $143,749.80 which was paid from the general funds of SPLP.


ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated as follows:

      Reference is made to the Schedule 13D, Amendment No. 1 filed on June 7, 2000, on which the Reporting Persons described a non-binding letter of intent (the "Letter of Intent") entered into among SPLP, the Issuer and Danaher Corporation ("Danaher"), pursuant to which Danaher proposes to purchase substantially all of the assets of, and to assume certain liabilities of, the Issuer for cash consideration of $17.35 million. The consummation of the proposed transaction will require the approval of the holders of a majority of the outstanding Shares. In order to assure the requisite shareholder approval for the proposed transaction, SPLP intends to purchase Shares through, among other things, the purchase of Shares on the open market or in private transactions, through a tender offer or otherwise, so that it may own a majority of the outstanding Shares of the Issuer.

     In accordance with this purpose, SPLP entered into stock purchase agreements with three selling shareholders pursuant to which SPLP acquired an aggregate of 718,749 Shares for an aggregate purchase price of $143,749.80. The form of the stock purchase agreement is filed as Exhibit 7.1 hereto and is incorporated by reference herein.

       The Reporting Persons reserve the right to sell or otherwise dispose of the Shares owned by them, in each case on the open market or privately negotiated transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

       No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

CUSIP No. 916911100                  13D                   Page 8 of 31 Pages


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

      (a) All numbers of Shares beneficially owned as stated herein are stated as of June 13, 2000. SPLP is the direct beneficial owner of 10,482,624 Shares, representing approximately 47.0% of the outstanding Shares (based on 22,298,598 Shares outstanding as of May 11, 2000, reported in the Issuer's Form 10-QSB for the period ended March 31, 2000(the "Outstanding Shares")). The 10,482,624 Shares do not include 2,585,432 shares issuable on exercise of the Warrants. The Warrants are only exercisable at the times and to the extent that other warrants and options to purchase Common Stock owned by other shareholders of the Issuer are exercised, and there is no assurance that the Warrants will become exercisable.

      SIH and SIP may be deemed to be beneficial owners of 55.66075% (5,834,707) of the Shares owned by SPLP, constituting 26.2% of the Outstanding Shares, which it has an option to purchase from SPLP pursuant to the Option Agreement. The 5,834,707 Shares do not include shares issuable on exercise of the Warrants which are subject to the Option Agreement. The Warrants are only exercisable at the times and to the extent that other warrants and options to purchase Common Stock owned by other shareholders of the Issuer are exercised, and there is no assurance that the Warrants will become exercisable.

      By virtue of the relationships described in Item 2, Barry S. Rosenstein and RSPC may be deemed to share indirect ownership of the Shares beneficially owned directly by SPLP and the Shares deemed to be owned by SIP.
Mr. Rosenstein and RSPC disclaim all such beneficial ownership.

      (b) SPLP has the sole power to vote and direct the disposition of the 10,482,624 Shares, and SIH may be deemed to have the sole power, and SIP may be deemed to share the power, to direct the disposition of the 5,834,707 Shares subject to the Option Agreement, excluding shares issuable on exercise of the Warrants. By virtue of the relationships described in Item 2, Barry S. Rosenstein and RSPC may be deemed to share the power to vote and direct the disposition of the Shares beneficially owned directly by SPLP and to share the power to direct the disposition of the Shares deemed to be beneficially owned by SIH and SIP.

      (c) On June 9, 2000, in privately negotiated transactions, SPLP entered into a stock purchase agreement with three separate shareholders to purchase (i) 251,562, (ii) 251,562 and (iii) 215,625 for a purchase price per Share of $.20.

      (d)   Not applicable.

      (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      As referenced in Item 4 above, SPLP entered into a stock purchase agreement with each of three selling shareholders pursuant to which SPLP purchased an aggregate of 718,749 Shares for an aggregate purchase price of $143,749.80. The form of the stock purchase agreement is filed as Exhibit 7.1 hereto and is incorporated by reference herein.

CUSIP No. 916911100                  13D                   Page 9 of 31 Pages



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Form of Stock Purchase Agreement by and between SPLP and Selling Shareholder, dated June 9, 2000.

CUSIP No. 916911100                  13D                   Page 10 of 31 Pages


                                  SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  June 13, 2000

                                   SAGAPONACK PARTNERS, L.L.P.

                                      BY: RSP Capital, L.L.C.
                                          its General Partner

                                      By: /s/ Barry S. Rosenstein
                                          ------------------------------------
                                          Barry S. Rosenstein
                                          Managing Member, RSP Capital, L.L.C.

                                   RSP CAPITAL, L.L.C.

                                      BY: /s/ Barry S. Rosenstein
                                          ------------------------------------
                                          Barry S. Rosenstein
                                          Managing Member

                                   SAGAPONACK INTERNTAIONAL HOLDINGS, L.L.C.

                                      BY: /s/ Barry S. Rosenstein
                                          ------------------------------------
                                      NAME:  Barry S. Rosenstein
                                      TITLE: Authorized Officer

                                   SAGAPONACK INTERNTAIONAL HOLDINGS, L.P.

                                      BY: RSP Capital, L.L.C.
                                          its General Partner

                                      BY: /s/ Barry S. Rosenstein
                                          -----------------------------------
                                          Barry S. Rosenstein
                                          Managing Member, RSP Capital, L.L.C.


                                      /s/ Barry S. Rosenstein
                                   ---------------------------------------
                                   BARRY S. ROSENSTEIN, as an individual

<PAGE

CUSIP No. 916911100                  13D            Page 11 of 31 Pages

                                                     EXHIBIT 7.1

                               FORM OF
                  STOCK PURCHASE AND SALE AGREEMENT
                  ---------------------------------

This Agreement, dated as of June _, 2000, by and between ____________, an individual with an address at ______________________________ (the "Seller")
                                                                   -----
and SAGAPONACK PARTNERS, L.P., a Delaware limited partnership,
(the "Purchaser" and, together with the Seller, the "Parties").
      ---------                                      -------

          WHEREAS, the Seller owns _________ shares of Common Stock, no par value (the "Shares") of USTMAN Technologies, Inc., a California
            ------
corporation (the "Company"); and
                  -------

          WHEREAS, the Seller desires to sell to the Purchaser the Shares and the Purchaser desires to buy the Shares upon the terms and subject to the conditions of this Agreement.

          NOW, THEREFORE, in consideration of the mutual covenants herein set forth, the Parties hereby agree as follows:

          1.     Sale and Purchase of Shares; Closing.
                 ------------------------------------

                 1.1.     Sale and Transfer of Shares.
                          ---------------------------

                 a) Subject to the terms and conditions of this Agreement, the Purchaser hereby agrees to purchase from the Seller, and the Seller hereby agrees to sell to the Purchaser, __________ Shares for an aggregate purchase price of $____________ (the "Purchase Price").
                             --------------

                 b) On the Closing Date (as defined herein below), the Seller shall sell, assign, transfer and deliver the stock certificates representing the Shares to the Purchaser, duly endorsed in blank or accompanied by stock powers duly executed in blank, in proper form for transfer.

                 1.2.     Closing Date.  The closing of the sale and
                          ------------
purchase of the Shares shall occur on the fifth business day following the date hereof, or on such other date and at such place as the Parties shall agree. The date on which the closing occurs is herein call the "Closing Date".
----

                 1.3. Payment. On the Closing Date, Purchaser shall pay the Seller the Purchase Price for the Shares by check or by wire transfer of immediately available funds in accordance with the Seller's
<PAGE

CUSIP No. 916911100                  13D            Page 12 of 31 Pages

written wire instructions provided in writing to the Purchaser at least one day prior to the Closing Date.

          2.     Representations and Warranties of the Purchaser.
                 -----------------------------------------------

                 2.1. The Purchaser hereby represents and warrants to the Seller on the date hereof and on the Closing Date as follows:

                 a) The Purchaser has all requisite power, authority and legal right to execute, deliver, enter into, consummate and perform this Agreement and the Purchaser knows of no reason why, and has no reason to believe that, the sale and purchase of the Shares by the Purchaser and Seller would not comply with the law;

                 b) The Purchaser understands that the Shares being purchased are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Seller in a transaction not involving a public offering, are being offered and sold without registration under the Securities Act of 1933, as amended (the "Securities Act") in a private placement that is exempt from the
 --------------
registration provisions of the Securities Act under Section 4(2) of the Securities Act and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in limited circumstances. In this connection, Purchaser represents that it is familiar with Securities Act Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act;

                 c) The Purchaser understands that the certificates or other instruments representing the Shares, shall bear a restrictive legend customary to those placed on Rule 144 restricted securities;

                 d) No consent, approval or authorization from any person, entity or governmental authority is required to be obtained by the Purchaser in order to consummate the transaction contemplated herein; and

                 e) This Agreement is a valid and legally binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms, and performance by the Purchaser hereunder shall not violate any law, order, judgment or decree of a court or other governmental or regulatory authority to which the Purchaser is bound or subject.

          3.     Representations and Warranties of the Seller.
                 --------------------------------------------

                 3.1. The Seller hereby represents and warrants to the Purchaser on the date hereof and on the Closing Date as follows:

                 a) The Seller is the registered and beneficial owner of, and has the power and authority to convey, the Shares free and clear of all liens, claims or security interests of any kind whatsoever, and upon delivery of and payment for the Shares as herein provided and registration of the transfer on the register of shareholders, the Seller
 <PAGE

CUSIP No. 916911100                  13D            Page 13 of 31 Pages

shall have conveyed to the Purchaser valid and marketable title to the Shares free and clear of all liens, claims and security interest of any kind whatsoever;

                 b) The Seller has the legal capacity and right to execute, deliver, enter into, consummate and perform this Agreement;

                 c) The Seller confirms that he has received and reviewed a copy of the Purchaser's Amendment No. 1 of Schedule 13D (the "Schedule 13D/A"), filed by the Purchaser pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, which is attached hereto as Exhibit A;

                 e) The Seller acknowledges that the Purchaser currently may possess, and hereafter may come into possession of, certain information concerning the Company and its plans and prospects which is not known to the Seller and which may be material to a decision to sell the Shares, that he has determined to sell the Shares notwithstanding his lack of knowledge of such information and that the Purchaser shall have no liability to him with respect to the non-disclosure thereof; and

                 f) This Agreement is a valid and legally binding agreement of the Seller enforceable against the Seller in accordance with its terms, and performance by the Seller hereunder shall not violate any law, order, judgment or decree of a court or other governmental or regulatory authority to which the Seller is bound or subject.

          4.     Additional Agreements.
                 ---------------------

                 4.1     Repurchase Right.  If the proposed transaction
                         ----------------
between the Company and Danaher Corporation described in the Schedule 13D/A (the "Proposed Transaction") shall not have been consummated on or before 180 days from the Closing Date, the Purchaser agrees that the Seller may at his option, exercisable by written notice to the Purchaser within 30 days after the end of such 180-day period, repurchase the Shares at the cash repurchase price of $0.20 per Share, payable at a closing within 10 days of delivery of such notice.

                 4.2.     Purchase Price Adjustment.  In the event that
                          -------------------------
the holders of the Company's common stock received more than $0.20 per share in cash in the Proposed Transaction, the Purchaser shall pay to the Seller such excess amount for such Shares purchased hereunder concurrently with the payment to the holders of the Company's common stock.

                 4.3.     Confidentiality.  Neither Party shall disclose
                          ---------------
the terms of this Agreement nor the fact that this Agreement has been entered into, except as required by law. The Purchaser may be required by law to file this Agreement as an exhibit to an amendment of its Schedule 13D/A.
<PAGE

CUSIP No. 916911100                  13D            Page 14 of 31 Pages


                 4.4.     Further Assurances.  Each of the Parties shall
                          ------------------
from time to time, at the request of the other party and without further consideration, execute such further instruments of conveyance and take such other actions as the requesting party may reasonably require to more effectively convey and transfer the Shares to the Purchaser. The Parties will furthermore sign all documents and do all things necessary to give effect to the transaction contemplated by this Agreement.

          5.     General Provisions.
                 ------------------

                 5.1     Survival of Representations and Warranties.
                         ------------------------------------------
The representations, warranties and guarantees of the Parties contained herein shall survive the execution of this Agreement and shall continue to remain in full force and effect.

                 5.2.     Governing Law.  This Agreement shall be
                          -------------
governed by and construed in accordance with the laws of the State of California applicable to agreements made and to be performed entirely within such State.

                 5.3.     Binding.  This Agreement shall inure to the
                          -------
benefit of and be binding upon the Parties, their respective successors, administrators, representatives, heirs and assigns.

                 5.4.     Counterparts.  This Agreement may be executed
                          ------------
simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                 5.5.     Entire Agreement.  This Agreement embodies the
                          ----------------
entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties, covenants, or understandings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to such subject matter. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both Parties hereto.

REMAINDER OF THE PAGE LEFT BLANK








<PAGE

CUSIP No. 916911100                  13D            Page 15 of 31 Pages


          IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.



                                         -------------------------------
                                         [Selling Shareholder]




                                         SAGAPONACK PARTNERS, L.P.

                                         By:  RSP Capital, L.L.C.
                                              its General Partner



                                         By:
                                              --------------------------
                                              Name:  Barry S. Rosenstein
                                              Title: Managing Member



<PAGE

CUSIP No. 916911100                  13D            Page 16 of 31 Pages

                   Exhibit A to the Stock Purchase Agreement
                  ------------------------------------------

                         SECURITIES & EXCHANGE COMMISSION
                              Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)*

                            USTMAN Technologies, Inc.
                                (Name of Issuer)

                        Common Stock, without par value
                        (Title of Class of Securities)

                                  916911100
                                (CUSIP Number)

                               Barry S. Rosenstein
                             Sagaponack Partners, L.P.
                                536 Pacific Avenue
                              San Francisco, CA 94133
                                  (415) 989-7770
                  (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                  June 6, 2000
         (Date of event which requires filing of this statement)


                      (Continued on following pages)

                           (Page 1 of 16 Pages)

______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 916911100                  13D                   Page 17 of 31 Pages

CUSIP No. 916911100                  13D                   Page 2 of 16 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Sagaponack Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            AF
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                9,763,875
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                9,763,875
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                0
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                9,763,875
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [x]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                43.8%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
<PAGE

CUSIP No. 916911100                  13D                   Page 18 of 31 Pages

CUSIP No. 916911100                  13D                   Page 3 of 16 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         RSP Capital, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                9,763,875
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                9,763,875
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                9,763,875
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [x]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                43.8%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
<PAGE

CUSIP No. 916911100                  13D                   Page 19 of 31 Pages

CUSIP No. 916911100                  13D                   Page 4 of 16 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                    Sagaponack International Holdings, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                  0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                5,434,646
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                5,434,646
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [x]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 24.4%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
<PAGE

CUSIP No. 916911100                  13D                   Page 20 of 31 Pages

CUSIP No. 916911100                  13D                   Page 5 of 16 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                      Sagaponack International Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   AF
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                5,434,646
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 5,434,646
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [x]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 24.4%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
<PAGE

CUSIP No. 916911100                  13D                   Page 21 of 31 Pages

CUSIP No. 916911100                  13D                   Page 6 of 16 Pages
_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Barry S. Rosenstein
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   OO
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              USA
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                9,763,875
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                9,763,875
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                9,763,875
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [x]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 43.8%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
<PAGE

CUSIP No. 916911100                  13D                   Page 22 of 31 Pages

CUSIP No. 916911100                  13D                   Page 7 of 16 Pages

ITEM 1. SECURITY AND ISSUER.

Items 1(A), (B) and (C) are hereby amended and restated as follows:

            The Schedule 13D filed on June 2, 1997 (the "Schedule 13D"), by (i) Sagaponack Partners, L.P., RSP Capital, L.L.C., Sagaponack International Holdings L.L.C., Sagaponack International Partners, L.P. and Barry S. Rosenstein relating to the shares of Common Stock, no par value (the "Shares"), of USTMAN Technologies, Inc. (the "Issuer"), is hereby amended by this Amendment No. 1 to the Schedule 13D. The Issuer's principal executive office is located at 12265 W. Bayaud Ave. Suite 110, Lakewood, Colorado 80228.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

   (a)  The Reporting Persons are:

        Sagaponack Partners, L.P., a Delaware limited partnership ("SPLP");

        RSP Capital, L.L.C., a Delaware limited liability company ("RSPC");

        Sagaponack International Holdings L.L.C., a Delaware limited liability company ("SIH");

        Sagaponack International Partners, L.P., a Cayman Islands limited partnership ("SIP"); and

        Barry S. Rosenstein, an individual.

        SIH has an option to purchase 55.66075% of the Shares owned by SPLP and may, therefore, be deemed a beneficial owner of 55.66075% of the Shares owned by SPLP. SIP is the 99% in interest member of SIH, which is managed by the majority in interest vote of its members, and may be deemed to share dispositive power with respect to the Shares subject to the option held by SIH and may, therefore, be deemed to have beneficial ownership of such Shares.

        RSPC is the general partner of SPLP and SIP. Mr. Rosenstein is the Managing Member of RSPC. Mr. Rosenstein and RSPC may be deemed to share voting and dispositive power with respect to the Shares owned by SPLP and those deemed to be beneficially owned by SIP and may, therefore, be deemed to have beneficial ownership of such Shares. Mr. Rosenstein and RSPC disclaim beneficial ownership of such Shares.

        (b) The address of the principal offices of SPLP, RSPC, SIH and SIP, and the principal business address of Mr. Rosenstein, is 536 Pacific Avenue, San Francisco, CA 94133.

CUSIP No. 916911100                  13D                   Page 23 of 31 Pages

CUSIP No. 916911100                  13D                   Page 8 of 16 Pages

        (c) The principal business of SPLP, SIP and SIH is investments. The principal business of RSPC is to invest in and act as managing partner of SPLP and SIP. Mr. Rosenstein's principal occupation is managing SPLP as the Managing Member of RSPC.

        (d) None of the persons identified in Item 2(a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

        (e) None of the persons identified in Item 2(a) was a party to any civil proceeding during the last 5 years as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Mr. Rosenstein is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

        On May 22, 1997, SPLP and SIP made a term loan of $7,000,000 to the Issuer by purchasing Senior Subordinated Notes of the Issuer (the "Notes"). The Issuer issued 7,304,520 Shares to SPLP in consideration for the purchase of the Notes. The Issuer also issued to SPLP to maintain its ownership percentage in the Issuer, warrants to purchase up to 2,585,432 Shares (the "Warrants") exercisable at the times and prices, and to the extent, that other options and warrants owned by other shareholders of the Issuer are exercised.

        Under an Option Agreement dated May 22, 1997 between SPLP and SIH, (the "Option Agreement") SPLP granted an option to SIH to purchase 55.66075% of the Shares and Warrants held by SPLP at the time the option is exercised.

        On June 12, 1997, SPLP exercised Warrants for a noncash purchase of 33,333 Shares in order to maintain its percentage ownership of the outstanding Shares of the Issuer. On July 7, 1997, the Issuer issued 6,667 Shares to SPLP in order to maintain its percentage ownership of the outstanding Shares of the Issuer.

        In December 1998, SPLP converted all of the Notes and accrued interest therein, totaling $9,717,000 into shares of Series A Preferred Stock of the Issuer (the "Preferred Stock"). Warrants previously to be issued for additional interest expense were also canceled upon exchange of the Notes.
The Preferred Stock has no mandatory redemption or voting rights and is not convertible into Common Stock. The Preferred Stock has an aggregate allocation amount (the "Allocation Amount") of $15,000,000 for purposes of liquidation priority and dividends. The Preferred Stock bears an annual 8% dividend, if and when declared by the Board of Directors. The Allocation Amount increases by the amount of any dividends not declared for payment by the Issuer. At March 31, 2000 the Allocation Amount was $17,230,285.

        On June 29, 1999, SPLP made an advance to the Issuer of $750,000. The advance was non-interest bearing, unsecured, and due on demand. In December 1999, SPLP exchanged the $750,000 advance for 2,419,355 Shares at $0.31 per Share.
<PAGE

CUSIP No. 916911100                  13D                   Page 24 of 31 Pages

CUSIP No. 916911100                  13D                   Page 9 of 16 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated as follows:

      On June 6, 2000, the Issuer entered into a non-binding letter of intent (the "Letter of Intent") with Danaher Corporation ("Danaher"), pursuant to which Danaher proposes to purchase substantially all of the assets of, and to assume certain liabilities of, the Issuer for cash consideration of $17.35 million. The proposed transaction is subject to the negotiation and execution of mutually agreeable documentation and is contingent upon satisfactory due diligence, satisfaction of certain revenue and net equity requirements and there being no material adverse changes in the business of the Issuer. The proposed transaction is also subject to regulatory approval and to the approval of Danaher's Board of Directors, the Issuer's Board of Directors and the Issuer's shareholders. There can be no assurance that the proposed transaction will be consummated. The letter of intent is filed as Exhibit 7 hereto and is incorporated by reference herein.

       Upon consummation of the proposed transaction on its currently proposed terms, the Issuer will be required to repay certain company debts and pay SPLP the Preferred Stock's priority Allocation Amount. Consequently, there will be no cash proceeds available for the holders of Common Stock.

       The consummation of the proposed transaction will require the approval of the holders of a majority of the outstanding Shares. SPLP currently holds 43.8% of the outstanding Shares. In order to assure the requisite shareholder approval for the proposed transaction, SPLP intends to purchase Shares through, among other things, the purchase of Shares on the open market or in private transactions, through a tender offer or otherwise, so that it may own a majority of the outstanding Shares of the Issuer.

       However, the Reporting Persons reserve the right to sell or otherwise dispose of the Shares owned by them, in each case on the open market or privately negotiated transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

       No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

      (a) All numbers of Shares beneficially owned as stated herein are stated as of June 7, 2000. SPLP is the direct beneficial owner of 9,763,875 Shares, representing approximately 43.8% of the outstanding Shares (based on 22,298,598 Shares outstanding as of May 11, 2000, reported in the Issuer's Form 10-QSB for the period ended March 31, 2000(the "Outstanding Shares")). The 9,763,875 Shares do not include 2,585,432 shares issuable on exercise of the Warrants. The Warrants are only exercisable at the times and to the extent that other warrants and options to purchase Common Stock owned by other shareholders of the Issuer are exercised, and there is no assurance that the Warrants will become exercisable.
<PAGE

CUSIP No. 916911100                  13D                   Page 25 of 31 Pages

CUSIP No. 916911100                  13D                   Page 10 of 16 Pages


      SIH and SIP may be deemed to be beneficial owners of 55.66075% (5,434,646) of the Shares owned by SPLP, constituting 24.4% of the Outstanding Shares, which it has an option to purchase from SPLP pursuant to the Option Agreement. The 5,434,646 Shares do not include shares issuable on exercise of the Warrants which are subject to the Option Agreement. The Warrants are only exercisable at the times and to the extent that other warrants and options to purchase Common Stock owned by other shareholders of the Issuer are exercised, and there is no assurance that the Warrants will become exercisable.

      By virtue of the relationships described in Item 2, Barry S. Rosenstein and RSPC may be deemed to share indirect ownership of the Shares beneficially owned directly by SPLP and the Shares deemed to be owned by SIP.
Mr. Rosenstein and RSPC disclaim all such beneficial ownership.

      (b) SPLP has the sole power to vote and direct the disposition of the 9,763,875 Shares, and SIH may be deemed to have the sole power, and SIP may be deemed to share the power, to direct the disposition of the 5,434,646 Shares subject to the Option Agreement, excluding shares issuable on exercise of the Warrants. By virtue of the relationships described in Item 2, Barry S. Rosenstein and RSPC may be deemed to share the power to vote and direct the disposition of the Shares beneficially owned directly by SPLP and to share the power to direct the disposition of the Shares deemed to be beneficially owned by SIH and SIP.

      (c) None of the persons named in response to Item 5(a) effected any transactions in the securities of the Issuer during the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      As referenced in Item 4 above, the Issuer has entered into a non-binding Letter of Intent with Danaher, pursuant to which Danaher proposes to purchase substantially all of the assets of, and to assume certain liabilities of, the Issuer for cash consideration of $17.35 million. The letter of intent is filed as Exhibit 7 hereto and is incorporated by reference herein.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 7 Letter of Intent, among the Issuer, Danaher and SPLP, dated as of June 6, 2000.

CUSIP No. 916911100                  13D                   Page 26 of 31 Pages

CUSIP No. 916911100                  13D                   Page 11 of 16 Pages


                                  SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  June 7, 2000

                                   SAGAPONACK PARTNERS, L.L.P.

                                      BY: RSP Capital, L.L.C.
                                          its General Partner

                                      By: /s/ Barry S. Rosenstein
                                          ------------------------------------
                                          Barry S. Rosenstein
                                          Managing Member, RSP Capital, L.L.C.

                                   RSP CAPITAL, L.L.C.

                                      BY: /s/ Barry S. Rosenstein
                                          ------------------------------------
                                          Barry S. Rosenstein
                                          Managing Member

                                  SAGAPONACK INTERNTAIONAL HOLDINGS, L.L.C.

                                      BY: /s/ Barry S. Rosenstein
                                          ------------------------------------
                                      NAME:  Barry S. Rosenstein
                                      TITLE: Authorized Officer

                                  SAGAPONACK INTERNTAIONAL HOLDINGS, L.P.

                                      BY: RSP Capital, L.L.C.
                                          its General Partner

                                      BY: /s/ Barry S. Rosenstein
                                          -----------------------------------
                                          Barry S. Rosenstein
                                          Managing Member, RSP Capital, L.L.C.


                                      /s/ Barry S. Rosenstein
                                   ---------------------------------------
                                   BARRY S. ROSENSTEIN, as an individual

<PAGE

CUSIP No. 916911100                  13D                   Page 27 of 31 Pages

CUSIP No. 916911100                  13D                   Page 12 of 16 Pages



                                                                 EXHIBT 7



DANAHER CORPORATION
1250 24th Street, N.W.
Suite 800
Washington, D.C. 20037
Telephone (202) 828-0850
Telecopier (202) 828-0860



June 6, 2000

Dan R. Cook
President and CEO
USTMAN Technologies, Inc.
12265 W. Bayaud Avenue, #110
Lakewood, Colorado 80228

Gentlemen:

Danaher Corporation ("Danaher" or "Buyer") is pleased to confirm our interest in USTMAN Technologies, Inc. ("USTMAN" or "Seller"). Danaher's offer for substantially all of USTMAN's assets, plus the assumption of certain liabilities, is $17.35 million. Specifically, Danaher will assume certain liabilities of USTMAN, other than funded indebtedness, set forth on USTMAN's financial statements, accounts payables incurred by USTMAN in the ordinary course of business that are outstanding on the closing date and that were incurred after the date of USTMAN's financial statements, and other
liabilities as mutually agreed.   Buyer intends to acquire Seller through
Veeder-Root Company or one of Buyer's wholly-owned affiliates.

This transaction is contingent on regulatory approval, if applicable, and satisfactory due diligence. Further, this offer is subject to the negotiation and execution of a mutually acceptable definitive purchase agreement. Such definitive purchase agreement shall contain normal representations, warranties, covenants and conditions concerning the conduct of the business and the accuracy of its financial statements, as well as customary deal protection mechanisms. Both parties agree that the contents of this letter agreement will be kept in the strictest of confidence and discussed only with key management and advisors on a need-to-know basis. Both parties further agree that no press release will be issued until a definitive purchase agreement is completed and executed. Notwithstanding the foregoing, Buyer and Seller agree that Seller and Veeder-Root Company will issue press releases upon the filing of a Schedule 13D by Sagaponack Partners, L.P. describing its purchase of (or intent to purchase) additional interests in the Seller and of Sagaponack's intentions with respect thereto. Buyer and Seller shall have an opportunity review and approve the form of the Press Releases and Sagaponack agrees to allow Buyer and Seller an opportunity to review and comment on the proposed Schedule 13D filing in advance of such filing or release.

CUSIP No. 916911100                  13D                   Page 28 of 31 Pages

CUSIP No. 916911100                  13D                   Page 13 of 16 Pages


This letter agreement between the parties is contingent upon the satisfaction or verification of the following assumptions:

1. December 31, 1999 balance sheet "cash and debt-free net equity" of $7.6 million. For purposes of this calculation, the term "cash and debt-free net equity" shall mean shareholders' equity less cash and cash equivalents plus current and long term debt. "Cash and debt-free net equity" will include certain other liabilities. The $17.35M purchase price will be increased by the amount, if any, that the closing balance sheet (on a comparable basis) is in excess of the December cash and debt-free net equity; conversely, the purchase price will be reduced by the amount, if any, that the closing balance sheet is less than the December cash and debt-free net equity.

2. December 31, 1999, six month revenues of approximately $3.45 million and operating profit of $425,000 (before write-off of offering costs) in the same time period.

3. Accuracy of all present and prior years' financial statements. FY 2000's financial statements may be subject to normal and consistent year-end adjustments. USTMAN will endeavor to provide Danaher with full access to its auditors and their USTMAN work papers as reasonably requested.

4. Danaher shall assume all of USTMAN's service contracts, subject to the consent of the third parties to these contracts, and USTMAN agrees to work with Danaher, in good faith, to effect the assignment of all such service contracts to Danaher.

5. USTMAN will continue to conduct business as usual during the period through to closing and not engage in any reorganization, merger or other transaction out of the ordinary course of business. There will be no dividends paid to shareholders during this time.
 .
6. There are no material adverse changes in the business of USTMAN including no material adverse changes in customer relationships.

7. USTMAN, Sagaponack Partners, L.P. ("Sagaponack") and Danaher will negotiate in good faith with one another in an effort to enter into a definitive purchase agreement. Following the date of this letter and until the termination of this letter agreement, Seller and Sagaponack Partners, L.P. shall not, directly or indirectly (i) initiate, solicit or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, or business combination of Seller, or the sale of all or substantially all of its assets, or the sale of shares of capital stock of Seller, including, without limitation, by way of a tender offer or exchange offer by any person or entity (any of the foregoing inquiries or proposals being referred to in this letter agreement as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide to any person or entity any confidential information or data relating to Seller for the purposes of, or otherwise cooperate with or assist or participate in, facilitate or encourage, any inquiries or the making of any Acquisition Proposal, (iii) agree to, approve or recommend any Acquisition Proposal, or (iv) take any other action that may lead to an Acquisition Proposal or that are otherwise inconsistent with the

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CUSIP No. 916911100                  13D                   Page 14 of 16 Pages

obligations and commitments assumed by Seller pursuant to this Section 7 provided, however, that nothing contained in this letter agreement shall prevent Seller or its Board of Directors from furnishing confidential information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal to Seller or its stockholders, if and only to the extent that the Board of Directors of Seller determines in good faith (after consultation with outside legal counsel) that such action is required for such Board of Directors to comply with its fiduciary duties to stockholders under applicable law. Seller and Sagaponack Partners, L.P. shall (i) promptly notify Buyer in writing after receipt by Seller or any of its subsidiaries or their respective officers, directors, employees, representative or agents of any Acquisition Proposal or any inquiries indicating that any Person is considering making or wishes to make an Acquisition Proposal, which notification shall be in writing and shall contain the principle financial terms of such Acquisition Proposal and the identity of the Person making any such Acquisition Proposal, and (ii) promptly notify Buyer in writing after receipt of any request for Confidential Information relating to it or for access to its properties, books or records by any person that may be considering making, or has made, an Acquisition Proposal.

8. Formal approval of the final purchase agreement by the Danaher and USTMAN Board of Directors and/or shareholders, as applicable.

Danaher shall offer employment to Dan Cook and Jim Grant at no less than each of their respective levels of current compensation. Other USTMAN employees that receive continued offers of employment from Danaher will receive offers at comparable levels to their current compensation, alternatively, Danaher will provide for severance to those employees who are not offered continued employment.

10.  Any necessary governmental or regulatory approvals.

11. In addition, USTMAN and Sagaponack Partners, L.P. and Danaher agree to the following termination and termination fee provisions, which shall be binding and enforceable on all parties, and shall be incorporated into the definitive purchase agreement:

      (a) This letter agreement may be terminated at any time, whether before or after Buyer or Seller enter into a definitive agreement or before or after approval of the definitive agreement by Seller's stockholders or its or Buyer's Board of Directors, solely:

         (i)  upon mutual agreement of USTMAN and Danaher;

         (ii) by Seller, on the one hand, or by Buyer, on the other hand, if the closing of the acquisition described in this letter agreement shall not have occurred on or before 5:00 p.m. Washington, D.C. time on September 30, 2000, provided that the right to terminate this letter agreement shall not be available to either party whose material misrepresentation, material breach of warranty or material failure to fulfill any obligation under this letter agreement has been the cause of, or resulted in, the failure of the closing to occur before such date; or

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CUSIP No. 916911100                  13D                   Page 15 of 16 Pages


         (iii) if Sagaponack is the beneficial owner of in excess of 50% of the Company's issued and outstanding voting securities, by either Seller or Buyer if the stockholder approval has not been obtained on or before September 1, 2000 at either (x) a Seller Stockholders Meeting, as applicable, or (y) by majority consent of the USTMAN stockholders in lieu of a meeting; or
         (iv) prior to September 30, 2000, by Seller pursuant to the provisions of section 7 above for the purposes of pursuing an Acquisition Proposal or in the event that Seller consummates a transaction in violation of the provisions of Section 7 above.

      (b) If this letter agreement is terminated pursuant to the termination provisions in clauses (iii) or (iv) above, then Seller shall pay to Buyer a termination fee equal to $1,000,000 in cash and the reasonable out-of-pocket expenses (not to exceed $75,000) incurred by Buyer in connection with this letter agreement and the negotiation of a definitive agreement, which shall be payable within ten (10) days from termination of this letter agreement. Additionally, if Sagaponack is unable to obtain beneficial ownership of more than 50% of the Company's issued and outstanding voting securities prior to September 1, 2000, and this letter agreement or a definitive agreement is terminated, then Seller, within ten (10) days from termination of this letter agreement or a definitive agreement, shall reimburse Buyer its reasonable out-of-pocket expenses (not to exceed $75,000) incurred by Buyer in connection with this letter agreement and the negotiation of a definitive agreement. The termination fee provisions set forth in this letter agreement are an integral part of the transaction and constitute liquidated damages in the event of the occurrence of the circumstances specified in this section and not a penalty and constitute the sole and exclusive remedies of the Buyer hereunder.

In the event of the termination of this letter agreement, the letter agreement shall forthwith become void, and there shall be no liability or obligation on the part of any party hereto or its officers, directors or shareholders. Notwithstanding the foregoing sentence, (i) the provisions of this section and the confidentiality agreement previously signed between the parties shall survive any termination of this letter agreement and (ii) each party shall remain liable for any breach of this letter agreement prior to its termination.
This letter agreement supercedes and replaces in its entirety the letter agreement between the parties dated April 4, 2000.

We look forward to working with you. Please forward your response as soon as possible, so that we may begin our due diligence in a timely fashion.

Sincerely,

DANAHER CORPORATION


By: /s/ Daniel L. Comas
   --------------------
Daniel L. Comas
Vice President Corporate Development

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Please countersign below if these terms are acceptable.


      By: /s/ Dan R. Cook
         ------------------            Date: June 6, 2000
      Dan R. Cook
      USTMAN Technologies, Inc.

Solely with respect to the provisions
of Sections 7 and 11 above.

Sagaponack Partners, L.P.
a Delaware Limited Partnership
By its General Partner
RSP Capital, L.L.C.


By: /s/ Barry Rosenstein
    ----------------------               Date: June 6, 2000
      Barry Rosenstein




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